

October 19, 2017

Barry Rosenstein
Managing Partner
JANA Partners LLC
767 Fifth Avenue, 8th Floor
New York, New York 10153

     Re: **EQT Corporation**
              DFAN14A definitive additional soliciting materials filed on Schedule 14A
              Filed on October 16, 2017 by JANA Partners LLC et al.
              File No. 001-03551

Dear Mr. Rosenstein,

     We have reviewed your filing and have the following comments. Please note that we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

     If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

<u>DFAN14A | Definitive Additional Soliciting Materials</u>

1. Refer to the following statement appearing with the above-captioned filing: "At the time EQT agreed to acquire Rice, EQT's management compensation policy was to pay management more for increasing drilling production growth, even if that growth came through overpriced acquisitions that destroyed stockholder value. Our analysis showed that under this compensation plan, the Rice acquisition would help top EQT management earn $50 million in total additional compensation, even if the Rice acquisition performs disastrously. After we criticized this compensation policy, EQT announced it would reverse it…"

    Please provide us with the factual foundation for the presumption that EQT's annual incentive plan does not exclude the impact of acquisitions and divestitures over $100 million from the applicable growth measurement. In addition, please provide us with the factual foundation upon which the participants relied to conclude that EQT "reversed" a prior entitlement to the additional compensation and the basis for the $50 million analysis. Alternatively, please publish corrective statements in the next communication disseminated to EQT shareholders.

2. The DFAN14A includes a bullet stating "EQT Has Released <u>Blatantly Deceptive</u> Information to Sell the Overpriced and Value-Destroying Acquisition of Rice to EQT Stockholders" (underline in original). To the extent the participants wish to criticize the proposed transaction by characterizing EQT's conduct or the merits of the contemplated Rice acquisition, please express such views as an opinion or belief as distinguished from proven fact. In addition, please provide us with the factual foundation for the following terms appearing within several of the bullet points: "Blatantly Deceptive"; "Value-Destroying"; "Massively Dilute"; and "Massive Waste". Use of these terms impugns the character, integrity and personal reputation of EQT's board and management, and/or make charges concerning improper or illegal or conduct, and incorrectly states that "[o]nly you – the Owners of EQT" – in a reference to shareholders other than the participants, are positioned to "stop" the prospective business combination. JANA, however, is not precluded from pursuing other legal remedies, if any, to challenge the proposed business combination, and notably has not lodged a breach of fiduciary duty claim for the alleged impending "Massive Waste" of shareholder money. To the extent a factual foundation does not exist for the cited inflammatory terms, please publish corrective statements in the next communication disseminated to EQT shareholders.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Marc Weingarten, Esq.
        Eleazer Klein, Esq.
        Brandon Gold, Esq.
        Schulte Roth & Zabel LLP